RESIDENT PARTNERS:

PEGGY P. Y. CHEUNG

SEBASTIEN EVRARD

PHILLIP GEORGIOU

DONALD HESS

ASHLEY HOWLETT

JOELLE S. L. LAU

ANITA P. F. LEUNG

CHIANG LING LI

GRAHAM LIM

BENJAMIN MCQUHAE

CHRISTOPHER SWIFT

BENEDICT TAI

MICHELLE TAYLOR

ROBERT THOMSON

CARSON WEN

REGISTERED FOREIGN LAWYERS:

MICHAEL ARRUDA (California, USA)

EUGENE BUTTRILL (New York, USA)

JUAN DU (New York, USA)

HAIFENG HUANG (New York, USA)

CHRISTINE KIM (New York, USA)

JULIAN LIN (California, USA)

MARIA PEDERSEN (New York and District of Columbia, USA)

JONES DAY 眾達國際法律事務所 SOLICITORS AND INTERNATIONAL LAWYERS 31ST FLOOR, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG 香港皇后大道中十五號置地廣場公爵大廈三十一樓	TELEPHONE: (852) 2526-6895 FACSIMILE : (852) 2868-5871

August 8, 2014

Mr. Paul Dudek

Chief, Office of International Corporate Finance

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:          Wowo Limited

Dear Mr. Dudek:

On behalf of Wowo Limited (the “Wowo”), a company organized under the laws of the Cayman Islands with its operations in the People’s Republic of China (the “PRC”), we enclose herewith (10) copies of a draft registration statement on Form F-1 (the “Registration Statement”) relating to a proposed initial public offering (the “Offering”) of American depositary shares representing Wowo’s ordinary shares. Wowo’s American depositary shares are expected to be listed on the NASDAQ Global Market.

As permitted pursuant to the procedures of the Securities and Exchange Commission (the “Commission”) for emerging growth companies, Wowo is submitting the draft Registration Statement, with its audited financial statements for the year ended December 31, 2012 and 2013, to the staff of the Commission (the “Staff”) in draft form and on confidential basis. Subject to market conditions and to regulatory and other approvals, Wowo currently contemplates publicly filing the Registration Statement and commencing distribution of its preliminary prospectus in October 2014 and completing the Offering by November of this year. Wowo would greatly appreciate the Staff’s assistance in helping it achieve this timetable.

As a foreign private issuer, Wowo had previously submitted an earlier draft of its registration statement on confidential basis on August 8, 2011, with the last round of comments from the Staff received on December 9, 2011 (the “Prior Submission”). Subsequently, Wowo abandoned its earlier attempt at initial public offering due to unfavorable market conditions. The Prior Submission contained audited financial statements for the two years and nine months ended September 30, 2011. The Registration Statement submitted herewith contains audited financial statements that began on January 1, 2012. As a result, there are no overlapping financial

ALKHOBAR  •   AMSTERDAM  •  ATLANTA  •  BEIJING  •  BOSTON  •  BRUSSELS  •  CHICAGO  •  CLEVELAND  •  COLUMBUS  •  DALLAS

DUBAI  •  DÜSSELDORF  •   FRANKFURT  •  HONG KONG  •  HOUSTON • IRVINE  •  JEDDAH • LONDON  •  LOS ANGELES

MADRID  •  MEXICO CITY  •  MILAN  •  MOSCOW  •  MUNICH  •  NEW YORK  •  PARIS • PITTSBURGH  •  RIYADH   •  SAN DIEGO

SAN FRANCISCO  •  SAO PAULO  •  SHANGHAI  •  SILICON VALLEY  •  SINGAPORE  •  SYDNEY  •  TAIPEI  •  TOKYO  •  WASHINGTON

disclosures. Based on a prior telephone inquiry, we understand the Commission will treat this submission as a new submission. Nevertheless, to the extent feasible, Wowo would appreciate it if the same Staff could undertake the review of this submission.

Wowo has included certain exhibits with this draft Registration Statement. Wowo plans to furnish the Staff with the remaining required exhibits in subsequent submissions together with financial statements for the six months ended June 30, 2013 and 2014.

If it would facilitate the Staff’s review of the draft Registration Statement, we would be pleased to provide an electronic copy of the draft Registration Statement in PDF format.

*     *     *     *     *

If you have any questions regarding this submission, you may reach me by telephone at my office in Hong Kong at (852) 3189-7282 or on my cell phone at (852) 6890-1130 or by e-mail at JulianLin@JonesDay.com.

Questions pertaining to accounting matters may also be directed to Yan Wang at the Beijing office of Deloitte Touch Tohmatsu Certified Public Accountants, the independent auditors of Wowo, at (8610) 8520-7162 or by e-mail at xinywang@deloitte.com.cn.

Very truly yours,

/s/ Julian Lin

Julian Lin

(Enclosures)

cc:                                Maodong Xu — Chairman, Chief Executive Officer

Frank Zhigang Zhao — Chief Financial Officer

Wowo Limited

Andrew Gilbert

DLA Piper LLP (US)

Yan Wang

Wei Zhang

Deloitte Touch Tohmatsu Certified Public Accountants LLP, Beijing Office